February 28, 2013
Mr. Martin F. James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:    Rockwell Automation, Inc.
Form 10-K for the fiscal year ended September 30, 2012
Filed November 19, 2012
File Nos. 001-12383

Ladies and Gentlemen:

This letter is in response to the comments of the staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “SEC”) made in the letter dated February 20, 2013 from Martin F. James, Senior Assistant Chief Accountant, Division of Corporation Finance, to Theodore D. Crandall, Senior Vice President and Chief Financial Officer of Rockwell Automation, Inc. (the “Company”), in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012 (the “filing”). Set forth below are the Staff’s comments contained in Mr. James’s letter (in bold face type) followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended September 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary of Results of Operations, page 20

1.
In future filings, when you present non-GAAP information, please ensure that you present the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP), with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K. Please similarly revise non-GAAP presentations in your future Forms 8-K, as applicable, to comply.

Response:

In response to the Staff’s comment, in our future filings, beginning with our March 31, 2013 Form 10-Q, as well as in our future Forms 8-K, we will revise our presentation of non-GAAP measures to present the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K.

2.
Further, to meet the objective of presenting the most directly comparable financial measures calculated and presented in accordance with GAAP with equal or greater prominence, please revise future filings to include discussions of the significant causes of changes in your GAAP measures and not just your non-GAAP measures. Please similarly revise non-GAAP presentations in your future Forms 8-K, as applicable, to comply.

Response:

In response to the Staff’s comment, we will revise our future filings, beginning with our March 31, 2013 Form 10-Q, as well as our future Forms 8-K, to include discussions of the significant causes of changes in our GAAP measures in addition to our non-GAAP measures.

3.
In this section you include discussions of your segment profitability. Please revise future filings consistent with Question 104.02 of the C&DI to include a complete discussion of any significant reconciling items that apply to the particular segment being discussed. We note the reconciling items presented in the tables on pages 72, 21 and 28.

Response:

In response to the Staff’s comment, we will revise our future filings, beginning with our March 31, 2013 Form 10-Q, to include discussion of significant reconciling items that apply to each segment consistent with Question 104.02 of the C&DI.

Item 8. Financial Statements and Supplementary Data

Note 16. Commitments and Contingent Liabilities

Other Matters, page 70

4.
With respect to your limited intellectual property indemnity as part of your terms and conditions of sale, please explain why you state that the reason you are unable to estimate the maximum potential future payments is due to the number of the agreements. That is, if it is possible to determine an amount of future payments for an individual agreement, it would appear to be possible to determine the maximum as the sum of those individual amounts, even if there are numerous individual amounts.

Response:

We currently have no claims, suits or proceedings related to intellectual property indemnities provided by us. In the past ten years, we have paid out less than $1 million for all intellectual property indemnity claims. We will revise our intellectual property indemnity disclosure in future filings to read as follows. Changes to our existing disclosure are underlined below.

In many countries we provide a limited intellectual property indemnity as part of our terms and conditions of sale. We also at times provide limited intellectual property indemnities in other contracts with third parties, such as contracts concerning the development and manufacture of our products. As of March 31, 2013 [date to be updated each filing, as applicable], we were not aware of any material indemnification claims that were probable or reasonably possible of an unfavorable outcome. Historically, claims that have been made under the indemnification agreements have not had a material impact on our operating results, financial position or cash flows; however, to the extent that valid indemnification claims arise in the future, future payments by us could be significant and could have a material adverse effect on our results of operations or cash flows in a particular period.

As requested, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone Theodore D. Crandall at (414) 382-3007 if you require additional information or wish to comment further.

Very truly yours,

ROCKWELL AUTOMATION, INC.

By: /s/ Theodore D. Crandall

Name:    Theodore D. Crandall
Title: Senior Vice President and Chief Financial Officer

VIA EDGAR

Cc:	Martin F. James, Securities and Exchange Commission
Eric Atallah, Securities and Exchange Commission
Douglas Hagerman, Rockwell Automation, Inc.
Marc A. Alpert, Chadbourne & Parke LLP
Bruce Arensmeier, Deloitte & Touche LLP